STEALTH MACHINE COMPANY

(a development stage company)

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
December 31st, 2019

STEALTH MACHINE COMPANY
(a development stage company)
INDEX TO FINANCIAL STATEMENTS
(unaudited)

Unaudited- See accompanying notes.

STEALTH MACHINE COMPANY
(a development stage company)
BALANCE SHEETS
December 31, 2019
(unaudited)

Assets

Current Assets

Cash	$	26,918

Fixed Assets

Computer Equipment	926
Less: Accumulated Depreciation	(116)
Net Fixed Assets	810

TOTAL ASSETS	27,728

Liabilities and Shareholders' Equity

Current Liabilities

Accounts Payable	-

Commitments and contingencies (Note 3)	-

Total Liabilities	-

Regulation CF Offering	47,323
Retained Earnings (Deficit)	(19,595)

Total Shareholders' Equity	27,728

TOTAL LIABILITIES and SHAREHOLDERS' EQUITY	$	27,728

Unaudited - See accompanying notes

STEALTH MACHINE COMPANY
(a development stage company)
Income Statement
For the Year Ended December 31, 2019
(unaudited)

Operating Income

Revenue	$	-

Operating Expense

Advertising	16
Bank service charges	12
Depreciation expense	116
Dues and subscriptions	275
Fees	3,549
Insurance	555
Office expenses	18
Officer compensation	3,500
Postage and delivery	1,358
Research and development	10,196
Total Operating Expense	19,595
NET INCOME	$ (19,595)

Unaudited - See accompanying notes

STEALTH MACHINE COMPANY
(a development stage company)
Statement of Cash Flows
For the Year Ended December 31, 2019
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss) $ (19,595)

Adjustments to reconcile net loss to net cash used in operating activities
     Depreciation   116

Net cash used in operating activities   (19,479)

CASH FLOWS FROM FINANCING ACTIVITIES
     Increase in Regulation CF Offering   47,323

Net cash provided by financing activities   47,323

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of equipment   (926)

Net cash used in investing activities   (926)

Increase (decrease) in cash and cash equivalents   26,918

     Cash and cash equivalents, beginning of period   -

Cash and cash equivalents, end of period   26,918

Unaudited - See accompanying notes

STEALTH MACHINE COMPANY
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Stealth Machine Company was formed on April 1st, 2019 ("Inception") in the State of Delaware. Stealth Machine Company sells manufacturing capability as a service. We aim to manufacture parts at a significantly lower cost than existing machine shops using our proprietary factory automation software and hardware that allow us to minimize operator overhead. We are building a factory and technology platform to produce machined parts efficiently, at high volume, and regardless of part complexity or process.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of California.

The Company's first federal tax filing will be due in 2020.

The company follows ASC 740, Income Taxes. Deferred tax assets or liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year end. These amounts are adjusted, as appropriate, to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse.

Recently Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Going Concern and Management Plans

The Company has a limited operating history. We will incur significant additional costs for operations and production until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with equity financing, and additional debt financing or grant awards as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and

operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include greater than expected expenses or lower than expected demand for the Company's services. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized as earned.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, ranging from zero to seven years. In certain instances, asset which tend to depreciate in value rapidly are written off in the year of purchase.

Unaudited- See accompanying notes.

Expenditures for additions and improvements are capitalized, while repair and maintenance costs are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 4 – SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before March 31st, 2020, the date that the financial statements were available to be issued.

The Company's development or sales may be negatively impacted by COVID-19 or similar large-scale public health crisis. Materials, components, staff, and customers could be more difficult to obtain due to regulations or economic conditions.